As filed with the Securities and Exchange Commission on March 18, 2019.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Hunter Maritime Acquisition Corp.
(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A Common Shares
(Title of Class of Securities)

Y37828111
 (CUSIP Number of Class of Securities)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
011-323-247-59-11
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Gary J. Wolfe, Esq.
Robert E. Lustrin, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

CALCULATION OF FILING FEE

Transaction Value: $22,204,857*	Amount of Filing Fee: $2,691.29**
* Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 2,173,750 outstanding Class A common shares of Hunter Maritime Acquisition Corp., par value $0.0001 per share, at the tender offer price of $10.215 per share.

** Previously paid. The amount of the filing fee was calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $121.20 for each $1,000,000 of the value of the transaction.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-4
[ ]	Amendment to Schedule 13D under Rule 13d-2
[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 1 TO SCHEDULE TO
INTRODUCTORY STATEMENT
Hunter Maritime Acquisition Corp., a Marshall Islands corporation (the "Company"), hereby amends its Tender Offer Statement on Schedule TO originally filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on February 12, 2019 (the "Schedule TO"). The Schedule TO relates to the Company's offer to purchase for cash up to 2,173,750 of its Class A common shares, par value $0.0001 per share ("Class A common shares"), at a price of $10.215 per share, net to the seller in cash for an aggregate purchase price of up to $22,204,856.25. The Company's offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase, dated February 12, 2019 (the "Offer to Purchase") and the Letter of Transmittal (the "Letter of Transmittal"), which, as amended, restated or supplemented from time to time, together constitute the offer (the "Offer"). The Offer, as extended by this Amendment No. 1, expires at 5:00 p.m. New York City Time on Tuesday, March 19, 2019, unless further extended or earlier terminated by the Company.
This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.
The purpose of this Amendment No. 1 is to file as an exhibit a press release announcing the extension of the Offer to 5:00 p.m. New York City time, on Tuesday, March 19, 2019 from 5:00 p.m. New York City time on Friday, March 15, 2019.
Items 1 through 11.
On March 18, 2019 the Company issued a press release announcing the extension of the Offer to 5:00 p.m., New York City time, on Tuesday, March 19, 2019. A copy of the press release is filed as Exhibit (a)(5)(B) to this Amendment No. 1 and is incorporated herein by reference.
Item 12. Exhibits.
The list of exhibits is hereby amended by adding the following:

Exhibit No.	Description

(a)(5)(B)*	Press Release dated March 18, 2019

*          Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUNTER MARITIME ACQUISITION CORP.

/s/ Ludovic Saverys
Name: Ludovic Saverys Title: Chief Financial Officer

Dated: March 18, 2019